Exhibit 99.1

Arris Resources Inc.

1255 West Pender Street, British Columbia, Canada V6E 2V1

Telephone: 604-687-0879     Fax: 604-408-9301

NEWS RELEASE	FOR IMMEDIATE RELEASE

ARRIS RESOURCES WELCOMES LUCKY JANDA TO THE BOARD

Vancouver, British Columbia, April 8, 2008, Arris Resources Inc. (the “Company”) (CNQ: ARIS.U) is pleased to announce that Mr. Lucky Janda has joined the Company as Director and President.  Mr. Janda will replace Deepen Ram as Director, who has resigned from the Board for personal reasons, and will also replace Curt Huber as President of the Company.  Mr. Huber will continue to serve as a Director of the Company.

Mr. Janda is a local businessman with over 20 years experience in public companies and real estate development.  Previously, he held numerous board positions with public companies as a Director and/or Senior Officer.

Mr. Janda holds a bachelor of Economics from the University of British Columbia and holds several positions with community charitable organizations.

ON BEHALF OF THE BOARD OF DIRECTORS

"Curt Huber"

Curt Huber
Director

This document contains certain forward looking statements which involve known and unknown risks, delays, and uncertainties not under the corporations control which may cause actual results, performance or achievements of the corporation’s to be materially different from the results, performance or expectation implied by these forward looking statements.